MAINSTAY FUNDS TRUST
THE MAINSTAY FUNDS
ECLIPSE FUNDS
ECLIPSE FUNDS INC.
ICAP FUNDS, INC.
51 Madison Avenue
New York, NY  10010

February 25, 2010

VIA EDGAR
Ms. Patsy Mengiste
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	MainStay Funds Trust (File No. 333-160918) Form N-1A filings (Accession Nos. 0001144204-09-065738 and 0001144204-09-065707)
The MainStay Funds (File No. 033-02610) Form N-1A filing (Accession No. 0001144204-09-065735)
Eclipse Funds (File No. 033-08865) Form N-1A filing (Accession No. 0001144204-09-065734)
Eclipse Funds Inc. (File No. 033-36962) Form N-1A filing (Accession No. 0001144204-09-065736)
ICAP Funds, Inc. (File No. 033-86006) Form N-1A filing (Accession No. 0001144204-09-065737)

Dear Ms. Mengiste:

This letter responds to comments you provided telephonically on January 20, 2010, February 3, 2010, and February 4, 2010 to the Form N-1A filings relating to the above listed registrants (the “Registrants”) and their respective series (each a “Fund” and collectively, the “Funds”) which were filed with the Commission on December 21, 2009 and December 22, 2009.  Your comments and the Registrants’ responses thereto are provided below.  As requested, clean and marked copies of the Funds’ prospectuses are attached to this letter for your review.

Comments Applicable to More than One Prospectus

Comment 1: You asked that we remove all footnotes pertaining to recent reorganizations involving a Fund from the Table of Contents pages.

Response:  We have removed the requested footnotes from the Tables of Contents of all applicable Prospectuses.

Comment 2: You asked that we remove “[t]he numbers below are based on the Fund’s expenses during its most recently completed fiscal year ended October 31, 2009” from the introductory paragraph to the Shareholder Fees tables.

Response:  We have removed this disclosure as requested.    Please see pages 4, 9, 14 and 19 in the MainStay Epoch Funds Prospectus,1 for example.

Comment 3: You asked that we make certain formatting adjustments to the Shareholder Fees tables to ensure that each line item is properly delineated.

Response:  We believe that the EDGAR process may be distorting the format of the tables and will make sure that your comments are reflected in the printed and web-ready versions of each Prospectus.

Comment 4: In the Shareholder Fees tables, you asked that we change “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Recoupments/Waivers/Reimbursements”

Response:  We have made this edit as requested to each Prospectus.  Please see pages 4 and 9 of the MainStay Epoch Funds Prospectus, for example.

Comment 5: You asked that we delete footnotes relating to Contingent Deferred Sales Charges and Other Expenses from the Shareholder Fees tables, where a contingent deferred sales charge or other expense is not shown in the table.  You stated that if such a charge or expense is shown in the table, it may be explained by a footnote, but an explanation is not required.

Response:  We have removed these footnotes from each Prospectus.  Please see pages 4, 9, 14 and 19 of the MainStay Epoch Funds Prospectus, for example.

Comment 6: You asked that we remove the definition of “total ordinary operating expenses” from the footnotes to the Shareholder Fees tables.

Response:  We have removed these footnotes as requested from each applicable Shareholder Fees table.  Please see pages 4, 9, 14 and 19 of the MainStay Epoch Funds Prospectus, for example.

Comment 7: You asked that we add “If these sales charges (loads) were included, your costs would be higher” to the introductory paragraph to each Example table in each Prospectus.

Response:   Based upon further discussions with you, we did not make this edit.  Instead, we deleted “There is no sales charge (load) on reinvested dividends” from each of these paragraphs in each Prospectus.    Please see pages 4, 9, 14 and 19 of the MainStay Epoch Funds Prospectus, for example.

Comment 8: You asked that we clearly label each risk factor under the sections entitled Principal Risks in each Prospectus.

Response:  We have made this edit as requested in each Prospectus.  Please see disclosure starting on pages 5, 10, 15 and 20 of the MainStay Epoch Funds Prospectus, for example.

Comment 9: You asked that we remove reference to service and/or distribution fees from the introductory narrative in the sections entitled Past Performance in each Prospectus.   You also asked that we remove “and assume reinvestment of all dividends and capital gains” from the sentence that begins with the phrase “The following bar chart” in the narrative.  You also requested that we remove the following sentences and phrases from the narrative: (1) “You cannot invest directly in an index”; (2) “Absent expense limitations and/or fee waivers/reimbursements  . . . performance would have been lower”; and (3) “Average annual returns reflect actual sales loads, service and/or distribution fees” from the same narrative in each Prospectus.

[1]
This Prospectus relates to the following four series of MainStay Funds Trust: MainStay Epoch U.S. Equity Fund, MainStay Epoch Global Choice Fund, MainStay Epoch Global Equity Yield Fund, and MainStay Epoch International Small Cap Fund and was contained in MainStay Funds Trust’s Form N-1A filed on December 21, 2009 (Accession No. 0001144204-09-065707).

Response:  We have made these edits as requested in each Prospectus.   Please see pages 6, 11, 16 and 21 of the MainStay Epoch Funds Prospectus, for example.

Comment 10: You asked that we shorten the descriptions of our primary and secondary broad-based securities market indices in the introductory narratives in the sections entitled Past Performance in each Prospectus.

Response:  We have limited our description of the primary and secondary broad-based securities market indices only to information necessary to understand the benchmark’s relevance to the Fund in question.  Please see pages 6, 11, 16 and 21 of the MainStay Epoch Funds Prospectus, for example.

Comment 11: You asked that we remove the footnote regarding the calculation of after tax returns from the Average Annual Total Returns tables in the Prospectuses.  You stated that we should keep this information in narrative text below the respective tables pursuant to Item 4(b)(2)(iv) of Form N-1A.

Response:  We made the edit as requested and have retained the information as narrative text below the tables in each Prospectus.  Please see pages 7, 12, 17 and 22 of the MainStay Epoch Funds Prospectus, for example.

Comment 12: In the Average Annual Total Returns tables in each Prospectus, you asked that we include “reflects no deductions for fees, expenses or taxes” as a parenthetical following each benchmark.

Response:    We have made the edits as requested in the respective tables in each Prospectus.  Please see pages 7, 12, 17 and 22 of the MainStay Epoch Funds Prospectus, for example.

Comment 13: You asked us to delete “Such compensation may vary depending upon the Fund sold, the amount invested, the share class purchased, the amount of time that shares are held and/or the services provided” from the sections in each Prospectus entitled Compensation to Broker-Dealers and Other Financial Intermediaries.

Response:  We have made this edit as requested in the respective sections of each Prospectus.  Please see pages 8, 13, 18 and 23 of the MainStay Epoch Funds Prospectus, for example.

Comment 14: In the section of each Prospectus entitled More About Investment Strategies and Risks, you asked that we clarify that the strategies discussed in this section may be more relevant to certain Funds than others.

Response:  We have clarified this section as discussed in each Prospectus by noting that each strategy and risk is applicable to each Fund, although to varying degrees.  Please see page 24 of the MainStay Epoch Funds Prospectus, for example.

Comment 15: In the section of each Prospectus entitled More About Investment Strategies and Risks, you asked us to clarify that the lending of portfolio securities is not a principal investment strategy of any Fund at this time.

Response:  We have clarified this in the More About Investment Strategies and Risks section of each Prospectus as requested.  Please see page 28 of the MainStay Epoch Funds Prospectus, for example.

Comments Applicable to the MainStay Epoch Funds Prospectus Only

Comment 16: For MainStay Epoch U.S. Equity Fund and MainStay Epoch Global Choice Fund, you asked that we clarify that the debentures that the Fund may purchase are convertible debentures.  You also asked that we clarify the quality rating, if any, of the investments which the Funds may purchase.  Finally, for MainStay Epoch Global Equity Yield Fund, you asked that we clarify the capitalization size of the companies in which the Fund may invest.

Response:  We have made the requested edits to the Principal Investment Strategies for MainStay Epoch U.S. Equity Fund and MainStay Epoch Global Choice Fund.   Please see pages 5 and 10 of the MainStay Epoch Funds Prospectus.

Comment 17: For MainStay Epoch International Small Cap Fund, you asked us to explain why we felt it appropriate to define small capitalization companies as those with market capitalizations below $5 billion or in the range of the companies included in the MSCI World ex USA Small Cap Index.

Response:  As discussed, following our telephone conversation on September 14, 2009 relating to the initial registration statement of this Fund, we revised our disclosure to state that a company is considered to be a “small capitalization” company if it has, at the time of purchase by the Fund, a market capitalization that is below $5 billion or in the range of the companies included in the MSCI World ex USA Small Cap Index.  This change was addressed in our response letter to you dated October 30, 2009.

Comments Applicable to the MainStay Equity Funds Prospectus2 Only

Comment 18: For MainStay Common Stock Fund, you requested that “short-term active trading risk” be discussed in the Principal Risks section.

Response:  We have made this edit as requested.  Please see page 5 of the MainStay Equity Funds Prospectus.

Comment 19: For MainStay Epoch U.S. All Cap Fund, you asked that the term “U.S. companies” be defined in the Principal Investment Strategies Section.

Response:  We have made this edit as requested.  Please see page 9 of the MainStay Equity Funds Prospectus.

[2]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for several of the Registrants, as discussed.  References in this letter to revisions made to this Prospectus were made to each version.

Comment 20: For MainStay Large Cap Growth Fund, you requested that we provide an explanation as to why we believe that the Fund’s definition of “large capitalization companies” is appropriate.  The Fund defines “large capitalization companies” as “companies having a market capitalization in excess of $4 billion at the time of purchase.”

Response: In our view, the $4 billion market capitalization threshold is appropriate for several reasons.  While market capitalizations of the companies included in the Russell 1000 Growth Index (the Fund’s primary benchmark) will fluctuate over time, the median market capitalization typically is approximately $4 billion.  As of January 31, 2010, the market capitalization range of this index was between $243.6 million and $305.9 billion.  With the $4 billion threshold, the MainStay Large Cap Growth Fund typically invests in approximately the top half of the Russell 1000 Growth Index in terms of market capitalization. The Russell 1000 Growth Index is commonly used as a benchmark for large cap growth funds.

Comment 21: For MainStay MAP Fund, you asked us to state in this letter what the acronym “MAP” represents.

Response:  The acronym “MAP” represents the term “master account plan” and has been used in the Fund’s name (including its predecessor fund) since at least 1999.  This term is no longer used, which is why the acronym is neither discussed in the Prospectus or Statement of Additional Information (“SAI”) for this Fund.

Comment 22: For MainStay S&P 500 Index Fund, you requested that we explain in this letter why it is appropriate for the Fund to have an investment policy requiring it to invest at least 80% of its assets (net assets plus any borrowings for investment purposes) in stocks as represented in the S&P 500 Index in the same proportion, to the extent feasible.  In support of this request, you indicated that the Release for Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) states that index funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”3

Response:  Rule 35d-1 under the 1940 Act generally requires funds with certain words in their names to invest at least 80% of their assets in the particular type or types of investments that are suggested by their names.  The term “index” does not appear in the Rule.  However, in the adopting release for Rule 35d-1, the Securities and Exchange Commission (“Commission”) stated that funds with the term “index” in their names “will be subject to the 80% investment requirement of [Rule 35d-1].”4  In the adopting release, the Commission cautions, however, that the 80% requirement “is not intended to create a safe harbor for investment company names” that otherwise are “materially deceptive and misleading,” and uses index funds as an example, noting that such funds “generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”5

The Fund typically invests significantly more than 80% of its assets in stocks that are components of the S&P 500 Index.  In addition, the Prospectus disclosure for the MainStay S&P 500 Fund makes clear to investors that the Fund’s performance is expected to have a high correlation with that of the S&P 500 Index.

[3]	Investment Company Names, SEC Rel. No. IC-24828 (Feb. 1, 2001).

[4]	Id.

[5]	Id.

Comment 23: For MainStay U.S. Small Cap Fund, you asked that we remove the risk in the Principal Risk section of the Fund’s Prospectus entitled “Value Stock Risk,” because investments in “value” stocks are not specifically listed as a principal investment strategy of the Fund.

Response:  We have determined to retain “Value Stock Risk” as a principal risk of the Fund.  While the Fund’s Principal Investment Strategies do not specifically reference “value” stocks, the Principal Investment Strategies state that the subadviser to the Fund seeks to invest in small cap companies that “offer a highly attractive investment opportunity due to the limited research coverage they receive (and thus potentially undiscovered investment opportunities).”

We believe it is clear from this description that value stocks may be a principal investment of the Fund, and we believe it is important for investors to understand that the risks of value stocks are an important factor to consider when determining whether to invest in the Fund.

Comment 24: With respect to MainStay International Equity Fund, you requested that the Fund indicate in the Principal Investment Strategies section of its Prospectus that it will invest at least 40% of its assets in foreign securities under normal circumstances.

Response: Based on further discussions with you, we have determined not to make the requested revision.  The Fund’s investment objective states that the Fund will invest “in a portfolio consisting primarily of non-U.S. equity securities.” The “More About Investment Strategies and Risks” section of the Fund’s Prospectus indicates that the term “primarily,” when used in connection with a Fund’s use of a certain type or style of investment, “means that under normal circumstances the Fund will invest at least 65% of its assets [plus any borrowings for investment purposes] in that type or style of investment.”

We note that the Fund’s principal investment strategies contain a policy to normally invest at least 80% of its assets (net assets plus any borrowings for investment purposes) in equity securities of issuers, wherever organized, which do business mainly outside the U.S.”  As discussed, the term “primarily” in the investment objective relates to the amount of the portfolio that will normally be invested in non-U.S. equity securities.  The term “mainly” in the Principal Investment Strategies describes the types of issuers that the Fund would deem to be non-U.S. issuers.  We do not believe that this creates an actual or apparent contradiction.  However, we will continue to review the disclosure over time to determine whether revisions are necessary or appropriate to clarify the Fund’s investment objective or principal investment strategies.

Comments Applicable to the MainStay Income and Blended Funds Prospectus6 Only

Comment 25: You requested that references to Rule 2a-7 under the 1940 Act be removed from the Principal Investment Strategies sections of MainStay Cash Reserves Fund, MainStay Principal Preservation Fund, and MainStay Money Market Funds’ Prospectuses.  You requested that the disclosure be revised to state the relevant requirement of the Rule rather than to reference the Rule itself.

[6]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for several of the Registrants, as discussed.  References in this letter to revisions made to this Prospectus were made to each version.

Response:  We have revised the Principal Investment Strategies section of the respective sections of the Funds’ Prospectus to remove specific references to Rule 2a-7.  Please see pages 5, 37 and 41 of the MainStay Income and Blended Funds Prospectus, for example.

Comment 26: For MainStay Diversified Income Fund, MainStay Floating Rate Fund, and MainStay High Yield Corporate Bond Fund, you asked that the term “junk” be added to the discussion of the Funds’ respective principal risks.

Response:  We have revised the discussion of below investment grade securities risk in the respective Principal Risks sections of the Funds’ prospectus to state specifically that below investment grade securities are sometimes referred to as “junk bonds.”  Please see pages 10, 14 and 23 of the MainStay Income and Blended Funds Prospectus.

Comment 27: For MainStay Floating Rate Fund, you requested that the Principal Investment Strategies be modified to make clear that the Fund may invest in securities that are rated below investment grade.

Response:  We have revised the Principal Investment Strategies section to make clear that the floating rate loans in which the Fund may invest may be below investment grade.  Furthermore the Principal Risks section of this Fund’s Prospectus makes clear that floating rate loans typically are below investment grade.   Please see page 14 of the MainStay Income and Blended Funds Prospectus.

Comment 28: For MainStay Government Fund, you requested that disclosure be added to the effect that some government securities are backed by the full faith and credit of the U.S. government, but some are not.

Response: We have revised the first paragraph of the Principal Risks section of this Fund’s prospectus to make clear that, while some of the Fund’s investments are backed by the full faith and credit of the U.S. government, some securities issued or guaranteed by federal agencies and U.S. government sponsored instrumentalities may not be guaranteed by the U.S. Treasury or supported by the full faith and credit of the U.S. government.  Please see page 18 of the MainStay Income and Blended Funds Prospectus.

Comment 29: For MainStay Intermediate Term Bond Fund, you asked that the Prospectus clarify what is meant by references to “effective maturity.”

Response:  We have added the following disclosure to the Principal Investment Strategies section of the Fund’s Prospectus: “Effective maturity is a measure of a debt security's maturity which takes into consideration the possibility that the issuer may call the debt security before its maturity date.”  Please see page 32 of the MainStay Income and Blended Funds Prospectus.

Comment 30: You requested that we add disclosure to describe how the Fund seeks a “high level of current income” in the investment objectives of MainStay Cash Reserves Fund and MainStay Money Market Fund.

Response:  We have added the following disclosure to the Investment Process sections of MainStay Cash Reserves Fund’s and MainStay Money Market Fund’s Prospectus:  “The Subadvisor seeks to achieve the highest yield relative to minimizing risk while also maintaining liquidity and preserving principal. The Subadvisor works to add value by emphasizing specific securities and sectors of the money market that appear to be attractively priced based upon the historical and current yield spread relationship.”

Comment 31: For MainStay Short Term Bond Fund, you asked that the reference to securities with “price characteristics” similar to debt securities of a certain rating in the Principal Investment Strategies section of the Prospectus be clarified.

Response:  We have removed the term “price” from the phrase “price characteristics.”  The Fund typically invests in securities that exhibit characteristics similar to debt securities rated Baa3 or better by Moody's Investor Service, rated BBB- or better by Standard & Poor’s, or deemed by the Fund’s subadvisor to be of comparable quality at the time of purchase.  Please see page 45 of the MainStay Income and Blended Funds Prospectus.

Comment 32: For MainStay Tax Free Bond Fund, you requested that the Prospectus indicate whether the Fund was limited with respect to the maturities of the bonds in which it may invest.

Response: We have revised the Principal Investment Strategies section of the Fund’s Prospectus to indicate that the Fund may invest in bonds that have a maturity range of 10 to 30 years.  Please see page 50 of the MainStay Income and Blended Funds Prospectus.

Comment 33: For MainStay Global High Income Fund, you requested that we include a statement in the Principal Investment Strategies of the Fund’s Prospectus stating that the Fund, under normal circumstances, will invest at least 40% of its assets in securities of issuers outside the U.S.

Response:  We have added the following disclosure to the Principal Investment Strategies section of the Fund’s Prospectus:  “Under normal market conditions, the Fund will invest a significant amount of its assets (at least 40%, unless the Fund’s Subadvisor deems market conditions to be unfavorable, in which case the Fund will invest at least 30%) in securities issued by governments, their agencies and authorities, and corporations that are located in foreign countries.”  Please see page 54 of the MainStay Income and Blended Funds Prospectus.

Comment 34: You asked that the disclosure regarding synthetic convertible securities in the Investment Process section of the MainStay Convertible Fund’s Prospectus be clarified.

Response:  We have added a paragraph explaining synthetic convertible securities and comparing these securities to traditional convertible securities to the Investment Process section of the MainStay Convertible Fund’s Prospectus.  Please see page 66 of the MainStay Income and Blended Funds Prospectus.

Comment 35: For MainStay Income Builder Fund, you requested that discussions of the risks related to investments in small capitalization and mid-capitalization stocks be added to the Principal Risks section of the Fund’s Prospectus.

Response: We have made this edit as requested.  Please see page 72 of the MainStay Income and Blended Funds Prospectus.

Comments Applicable to the Prospectus Offering MainStay 130/30 Core Fund, MainStay 130/30 Growth Fund, MainStay High Yield Opportunities Fund, and MainStay 130/30 International Fund7 Only

Comment 36: For each of the Funds in this Prospectus, you requested that we consider whether it would be clearer if the Principal Investment Strategies section for each Fund were rephrased or rearranged, perhaps through the use of bullets or simpler language.

Response:  At this time, we have determined not to rephrase or rearrange the disclosure.  Each of these Funds pursues a relatively sophisticated strategy that typically will include long and short investments and the use of derivatives.  We believe that it is in the best interests of shareholders to explain these sophisticated strategies in an expanded manner.  However, we will continue to review the disclosure over time.

Comment 37: For MainStay High Yield Opportunities Fund, you requested that the term “junk” be added to the discussion of the Fund’s principal risks.

Response:  We have revised the discussion of below investment grade securities risk in the Principal Risks section of the Fund’s prospectus to state specifically that below investment grade securities are sometimes referred to as “junk bonds.”  Please see page 16 of this Prospectus.

Comments Applicable to the MainStay ICAP Funds Prospectus8 Only

Comment 38: For MainStay ICAP Equity Fund and MainStay ICAP Select Equity Fund, you requested that the term “market cycle” in the respective Principal Investment Strategies sections of the Funds’ Prospectus be clarified.

Response:  We have revised the disclosure to remove references to a “market cycle” from the disclosure.  We also have removed references to “market cycle” from other prospectuses.  Please see pages 5 and 10 of the MainStay ICAP Funds Prospectus.

Comment 39: For MainStay ICAP Select Equity Fund and MainStay ICAP International Fund, you noted that the investment objectives of these Funds both reference “total return,” but the respective Principal Investment Strategies sections of the Funds’ Prospectus does not mention dividend-producing investments.  You requested that each Fund explain how it seeks to achieve “total return” in its Principal Investment Strategies section.

Response:  We have added the following disclosure to the respective Principal Investment Strategies sections of the Funds’ Prospectus:  “ICAP also considers the dividend yield of a security as a component of total return when evaluating the attractiveness of the security.”  Please see pages 5 and 10 of the MainStay ICAP Funds Prospectus.

[7]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for Eclipse Funds Inc. and MainStay Funds Trust, as discussed.  References in this letter to revisions made to this Prospectus were made to each version.

[8]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for ICAP Funds, Inc. and MainStay Funds Trust, as discussed.  References in this letter to revisions made to this Prospectus were made with respect to the applicable series of each registrant.

Comments Applicable to the MainStay Asset Allocation Funds Prospectus9 Only

Comment 40: With respect to each MainStay Asset Allocation Fund, you noted a reference in each Principal Investment Strategies section to the respective Funds being designed for investors with a “particular time horizon,” among other types of investors.  You requested that this phrase either be removed or explained.

Response:  We have removed the words “time horizon” to address this comment from the Staff.  Please see pages 5, 12, 19 and 26 of the MainStay Asset Allocation Funds Prospectus.

Comment 41: With respect to each MainStay Asset Allocation Fund, you noted disclosure in the Principal Risks section regarding concentration risk, but you indicated that the Principal Investment Strategy sections for the respective Asset Allocation Funds did not reference the possibility of investment concentration.  You requested that the Principal Investment Strategy sections be revised to clarify that the Asset Allocation Funds may have concentrated investments, or remove the risk disclosure regarding concentration in the Principal Risks sections.

Response:  We have added the following sentence to the Principal Investment Strategy for each Asset Allocation Fund:  “In connection with the asset allocation process, the Fund may from time to time, invest more than 25% of its assets in one Underlying Fund.”  Please see pages 5, 12, 19 and 26 of the MainStay Asset Allocation Funds Prospectus.

Comments Applicable to the MainStay Retirement Funds Prospectus10 Only

Comment 42: You commented that it may be possible to shorten and summarize the section of the MainStay Retirement Funds Prospectus entitled The Underlying Funds: Investment Risks.

Response:  We have determined not to revise this section at this time.  However, we will continue to review the disclosure over time to determine whether, and if so, how, the disclosure could be shortened or summarized without sacrificing clarity and the delivery of important information to shareholders regarding the risks inherent in the underlying funds in which the MainStay Retirement Funds may invest.

Comments Applicable to the MainStay Equity Index Fund Prospectus11 Only

Comment 43: You requested that the discussion of the guarantee applicable to the MainStay Equity Index Fund be moved to the Fund’s Principal Investment Strategies Section.

[9]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for Eclipse Funds Inc. and MainStay Funds Trust, as discussed.  References in this letter to revisions made to this Prospectus were made with respect to the applicable series of each registrant.

[10]
Identical versions of this Prospectus are filed as part of the Form N-1A filings for Eclipse Funds Inc. and MainStay Funds Trust, as discussed.  References in this letter to revisions made to this Prospectus were made with respect to the applicable series of each registrant.

[11]	This Prospectus was filed as part of the Form N-1A filing for The MainStay Funds only.

Response:  We have made the edit as requested.  Please see page 5 of the MainStay Equity Index Fund Prospectus.

Comment 44: You asked that we explain in this letter whether the guarantee associated with the MainStay Equity Index Fund is a separate security from the shares of the Fund itself.

Response:  To the extent the guarantee may be deemed a security, the guarantee has been registered with the Commission through the inclusion of the guarantor’s audited financial statements in the MainStay Equity Index Fund’s registration statement.  The guarantor’s audited financial statements have been filed with the Fund’s registration statement each year since the inception of the Fund in 1990. Except for the possible reinvestment of dividends by existing shareholders of the Fund, neither shares of the Fund nor the guarantee has been offered or sold since January 1, 2002, when the Fund was closed to new investors and new share purchases.

Discussion of Matters Relating to the Registration of MainStay High Yield Opportunities Fund (formerly MainStay 130/30 High Yield Fund), a Series of Eclipse Funds Inc. and MainStay High Yield Opportunities Fund, the Corresponding “Shell” Series of MainStay Funds Trust.

As we discussed via telephone on February 17, 2010, at the time of the initial registration statement filings under Rule 485(a) in December for Eclipse Funds Inc. and MainStay Funds Trust, we expected that each series of Eclipse Funds Inc. would reorganize with and into corresponding “shell” series of MainStay Funds Trust being registered as part of the December MainStay Funds Trust filing as of the close of business on February 26, 2010.  Unfortunately, due to business considerations beyond the Funds’ control, it is not feasible to reorganize the Eclipse Funds Inc. series currently named the MainStay 130/30 High Yield Fund (to be renamed MainStay High Yield Opportunities Fund effective February 26, 2010) (the “High Yield Fund”) with and into the corresponding shell series of MainStay Funds Trust (“High Yield Shell Series”) (the “High Yield Reorganization”) at this time.  However, we hope that the business issues will be resolved in the near future and, once they are resolved, we intend to proceed with the High Yield Reorganization.  Please note that the same prospectus and SAI are being used to register the High Yield Fund as a series of Eclipse Funds Inc. and the High Yield Shell Series as a series of MainStay Funds Trust.

Since we intend to effect the High Yield Reorganization shortly, and since the disclosure relevant to the High Yield Shell Series already has been included in a Rule 485(a) filing that has been reviewed by the Staff of the Division of Investment Management, it would be preferable and most efficient if the registration of the High Yield Shell Series were permitted to go effective on February 26, 2010, notwithstanding the fact that it will not be offered unless and until the High Yield Reorganization takes place.

We thank you for your willingness to help us devise a solution to this problem that we believe will be in the best interests of all parties involved.  You asked us to summarize the solution to which we agreed in this letter, which we have done below.

The Prospectus and SAI referencing the High Yield Fund will state that the Fund is a series of Eclipse Funds Inc. These documents will be filed as part of the Eclipse Funds Inc. Rule 485(b) filing to be effective on February 26, 2010.  The same Prospectus and SAI also will be filed as part of the MainStay Funds Trust Rule 485(b) filing, also to be effective on February 26, 2010, with the intent that the High Yield Shell Series will be registered as a series of MainStay Funds Trust.  The appropriate Fund and class identifiers relating to the High Yield Fund and High Yield Shell Series will be marked on EDGAR to indicate our intent to register both series under its respective registrant.  A supplement to the prospectus and SAI of MainStay Funds Trust will be filed in connection with the MainStay Funds Trust Rule 485(b) filing on February 26th, which will state that (1) High Yield Shell Series is a series of MFT (and not Eclipse Funds Inc. as would be indicated in the printed materials); (2) the High Yield Shell Series has been registered as a series of MainStay Funds Trust for the sole purposes of completing the High Yield Reorganization; and (3) the High Yield Shell Series is not being offered for sale at this time or until further notice.

Since the High Yield Shell Series would be registered but not offered and would have no existing shareholders, we believe there would be no need to print or mail the sticker or post it on the Funds’ web site.  We note that the current draft of the MainStay 130/30 Funds Prospectus contains disclosure that the High Yield Fund is proposed to reorganize with the High Yield Shell Series, so shareholders of the High Yield Fund will have due notice of the impending High Yield Reorganization.  Finally, once the High Yield Reorganization is completed, MainStay Funds Trust will file a revised Prospectus and SAI for the High Yield Shell Series under Rule 497 filing to indicate that the High Yield Reorganization has occurred and shares of the High Yield Shell Series are now being offered for purchase.

*          *          *          *          *

Please note that certain other changes have been made to the Prospectuses based upon our internal review process.  These changes are also shown in the marked copies attached.

Request for Acceleration of Certain Post-Effective Amendments

Pursuant to Rule 461 under the 1933 Act, the Registrants listed below and NYLIFE Distributors LLC (the “Distributor”), as general distributor of each Registrant’s shares, hereby respectfully request that the effective date of the following Post-Effective Amendments be accelerated so that they will become effective on or before February 26, 2010:

1)
Post-Effective Amendment No. 4 of MainStay Funds Trust’s registration statement, which was filed under Rule 485(a)(2) on January 22, 2010 (accession number 0001144204-10-003163).  Post-Effective Amendment No. 4 was filed solely to request new series and class identifiers for certain series of MainStay Funds Trust.  This filing incorporated by reference Parts A and B of Post-Effective Amendment No. 2 of this Registrant, which was filed on December 22, 2009 (accession number 0001144204-09-065738) and to which certain of the comments of the Commission Staff addressed in this letter pertained.  To the extent that Post-Effective Amendment No. 4 is not deemed to supersede Post-Effective Amendment No. 2, MainStay Funds Trust and the Distributor hereby request that the effectiveness of Post-Effective Amendment No. 2 be accelerated so that it will become effective on or before February 26, 2010;

2)
Post-Effective Amendment No. 102 of The MainStay Funds’ registration statement, which was filed under Rule 485(a)(1) on January 26, 2010 (accession number 0001144204-10-003592).  Post-Effective Amendment No. 102 was filed for solely to request a new class identifier for Class I shares of MainStay Convertible Fund.  Post-Effective Amendment No. 102 was not intended to supersede, supplant, or affect Post-Effective Amendment No. 101 of The MainStay Funds, to which certain of the comments of the Commission Staff described in this letter were addressed.   The MainStay Funds filed Post-Effective Amendment No. 103 to its registration statement on February 17, 2010 on Form 485BXT to delay the effectiveness of Post-Effective Amendment No. 101 until February 26, 2010.

MainStay Funds Trust, The MainStay Funds, and the Distributor are aware of their obligations under the Act.

In connection with the relevant responses contained in this letter, each Registrant hereby acknowledges with respect to its Form N-1A filing or filings that:

1)      the Registrant is responsible for the adequacy and the accuracy of the disclosure in its Form N-1A filing(s);

2)      comments of the Staff of the Commission or changes to disclosure in response to Commission Staff comments to its Form N-1A filing(s) reviewed by the Staff do not preclude the Commission from taking any action with respect to its Form N-1A filing(s); and

3)      if an inquiry or investigation is currently pending or threatened by the Commission and if the Commission subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Commission Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.  This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened

If you have any questions or comments in connection with the foregoing, please contact Thomas Humbert at 973-394-4505 or Marguerite E.H. Morrison at 973-394-4437, or Erin G. Wagner or Corey F. Rose of Dechert LLP at 202-261-3317 and 704-339-3164, respectively.

Sincerely,

	/s/ Thomas C. Humbert Thomas C. Humbert, Jr. Assistant Secretary of each Registrant	/s/ Marguerite E. H. Morrison Marguerite E. H. Morrison Managing Director and Secretary of the Distributor

cc:	Sander M. Bieber, Dechert LLP Erin G. Wagner, Dechert LLP Corey F. Rose, Dechert LLP

ECLIPSE FUNDS INC.

MainStay 130/30 Core Fund	MainStay Intermediate Term Bond Fund
MainStay 130/30 Growth Fund	MainStay Moderate Allocation Fund
MainStay 130/30 International Fund	MainStay Moderate Growth Allocation Fund
MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund
MainStay Conservative Allocation Fund	MainStay Short Term Bond Fund
MainStay Epoch U.S. All Cap Fund	MainStay Retirement 2010 Fund
MainStay Floating Rate Fund	MainStay Retirement 2020 Fund
MainStay Growth Allocation Fund	MainStay Retirement 2030 Fund
MainStay Growth Equity Fund	MainStay Retirement 2040 Fund
MainStay Indexed Bond Fund	MainStay Retirement 2050 Fund

ICAP FUNDS INC.

MainStay ICAP Equity Fund	MainStay ICAP International Fund
MainStay ICAP Global Fund	MainStay ICAP Select Equity Fund

Supplement dated February 26, 2010 (“Supplement”) to the Prospectuses and Statement of Information (“SAI”) for the series listed above (“Funds”) of Eclipse Funds Inc. and ICAP Funds, Inc., each dated February 26, 2010

This Supplement updates certain information contained in the above-dated Prospectuses and SAI. You may obtain copies of the Funds’ Prospectuses and SAI free of charge, upon request, by calling toll-free 800-MAINSTAY (624-6782), or by writing to NYLIFE Distributors LLC, Attn:  MainStay Marketing Department, 169 Lackawanna Avenue, Parsippany, New Jersey 07054. These documents are also available via the internet on the Funds’ website at mainstayinvestments.com.  Please review this important information carefully.

After the close of business on February 26, 2010, each Fund is expected to reorganize with and into a corresponding “shell” series (each a “New Fund”) of MainStay Funds Trust, a recently organized Delaware statutory trust (each a “Reorganization”).  Upon closing of each respective Reorganization, shareholders of the relevant Fund will own shares of the corresponding class of the corresponding New Fund that are equal in number and in value to the shares of the Fund that were held by those shareholders immediately prior to the closing of the Reorganization.  Until the Reorganizations occur, the Funds will remain series of Eclipse Inc. or ICAP Inc., as applicable, and all references in the Prospectuses and SAI to the Funds being series of MainStay Funds Trust shall be revised to refer to the Funds as being series of Eclipse Funds, Inc. or ICAP Funds, Inc., as applicable.  Upon the completion of the Reorganizations, the Funds will no longer be offered to the public as series of Eclipse Inc. or ICAP Inc., but investors will be permitted to invest in the corresponding New Funds.

Please be advised that investors who place an order to purchase shares of a Fund on February 26, 2010 are expected to become shareholders of the corresponding class of the corresponding New Fund upon closing of the respective Reorganization.

PLEASE RETAIN THIS SUPPLEMENT FOR YOUR FUTURE REFERENCE.